Faegre Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

 Philadelphia, PA 19103

www.faegredrinker.com

 June 21, 2024

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Orlic

Re:	Partners Group Next Generation Infrastructure, LLC (the “Fund”)
Initial Registration Statement on Form N-2
File No. 811-23938

Dear Ms. Smiley,

The following responds to the comments provided via email on March 14, 2024, in connection with the Securities and Exchange Commission (“SEC”) staff’s review of a registration statement (the “Registration Statement”) filed by the Fund on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”). The changes to the Fund’s disclosure discussed below are reflected in Amendment No. 1 to the Fund’s Registration Statement (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below, and the Fund’s responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

PROSPECTUS

Cover Page/General

1.	Comment: Please disclose the Fund’s criteria for determining whether a business is in the infrastructure industry, or an investment is “infrastructure-related,” for purposes of the 80% investment policy required by Rule 35d-1. Disclosure later defines “Infrastructure Assets” without making this more clear.

Response: The requested change has been made in the Revised Registration Statement.

Incentive Fee, page 3

2.	Comment: Are “certain other times” defined? If not, please add disclosure to detail these events.

Response: The requested change has been made in the Revised Registration Statement.

3.	Comment: Please provide a graphical representation and example of the incentive fee in the body of the Memorandum.

Response: The requested changes have been made in the Revised Registration Statement.

4.	Comment: Please clarify the disclosure stating “Members of the Fund will benefit from the Loss Recovery Amount in proportion to their holdings of Units.”

Response: The requested change has been made in the Revised Registration Statement.

Leverage, page 5

5.	Comment: The fee table does not include an amount for interest expense. Please confirm that the fund has no plans to utilize leverage during the first year of operations.

Response: The Fund confirms that it does not currently intend to utilize leverage in the first year of operations.

6.	Comment: We note that the 40 Act limits leverage to 33 1/3% of net assets and has specific asset coverage requirements. Please revise this section accordingly, and add a reference to the Leverage section below, which includes the 40 Act requirements

Response: The requested change has been made in the Revised Registration Statement.

Example, page 11

7.	Comment: Amounts shown appear to be understated. Please recalculate and confirm to the staff that data shown is accurate.

Response: The requested changes have been made in the Revised Registration Statement.

Environmental, social and governance (“ESG”) considerations, page 25

8.	Comment: Please briefly identify examples of ESG criteria considered and whether ESG integration is applied to all investments.

Response: The Fund has revised “ESG considerations” risk in the Revised Registration Statement to be better align the risk with the Fund’s investment strategy.

Fund Expenses, page 57

9.	Comment: Please explicitly detail the responsibility of the Fund’s organization and offering costs. Please include accounting policies related to these costs in the discussion.

Response: As of March 31, 2024, the Fund incurred approximately $611,000 in organizational and offering costs. These expenses were voluntarily waived by the Adviser and are not subject to recoupment. The Fund's method for accounting for organizational and offering expenses is consistent with FASB ASC 946-20-25-6. The Fund's organizational and offering expenses consist of costs incurred to establish the Fund and enable it to legally do business, including, among other things, organizational fees; SEC and state registration fees; legal services pertaining to the organization and offering of the Fund; costs of printing prospectuses for sales purposes; and audit fees relating to the initial registration statement and auditing the initial seed capital statement of assets and liabilities. Pursuant to FASB ASC 946-20-25-6, as a closed-end fund with a continuous offering period, the Fund's offering costs shall be recognized as a deferred charge.

10.	Comment: We note that the attached financial statements show the majority of the Fund’s expenses have been waived. It is further noted that the sole investor in the Fund is the Adviser or an affiliate. The waivers do not seem to be covered under the Expense Limitation and Reimbursement Agreement. Please include a discussion on the nature of the waivers (contractual or voluntary). If contractual, please include additional details of the agreement including expiration dates, caps, and any ability for the adviser to recoup. Further, if the waivers are recoupable, please discuss why these amounts would be recoupable from future non-affiliated shareholders.

Response: The Fund confirms that the expense waivers referenced above were voluntary and are not covered by the Expense Limitation and Reimbursement Agreement. Further, the expenses waived pursuant to this voluntary waiver are not subject to recoupment by the Adviser or its affiliates.

Procedures for repurchase of Units, page 66

11.	Comment: Please represent in your response that the Fund will primarily hold hedge funds, private equity funds, and/or direct equity (not debt) investments in private operating companies, or revise this section to state that 100% of the cash proceeds of these tender offers will be paid within 5 business days of the expiration date.

Response: The Fund represents that the Fund will hold primarily private equity funds and direct equity investments in private operating companies.

12.	Comment: In the final bullet on page 67, disclosure indicates that investors who hold at least 5% of the aggregate value of Units as of the Valuation Date will receive preferential payment terms. This is not consistent with Rule 13e-4(f)(8)(i), because an offer with different terms is being made only to certain holders. Please revise.

Response: The Fund respectfully declines to revise the disclosure in the last bulleted paragraph on page 67 because the Fund believes it is consistent with the requirements of Rule 13e-4(f)(8)(i). The procedures described in the last bulleted paragraph on page 67 are consistent with subparagraph (i) of Rule 13e-4(f)(8) because all shareholders are receiving same offer and being treated the same way, i.e., all tendering shareholders whose shares are accepted for repurchase are subject to an adjustment to the value of the consideration based on the results of the Fund’s next annual audit. Further, the Fund notes that all tendering Shareholders whose Shares are accepted for repurchase receive an amount equal to the net asset value of the Shareholder’s Shares being repurchased, and that these procedures are common practice that have been allowed by the Staff with other registrants.

13.	Comment: Please eliminate the first paragraph on the top of page 68. The staff has expressed its position that funds such as the Fund may take up to 65 days after the expiration date to make payment and still be considered to be making payment “promptly” under Rule 13e-4(f)(5), but only if the tender offer price is equal to net asset value per share at the time of determination. Similarly, with respect to disclosure in the prior section regarding Discount Repurchase Offers, please revise to disclose that, in any such tender offer, the Fund will pay offering proceeds within 5 business days of the expiration date of the tender offer.

Response: The Fund has removed the first paragraph from the top of page 68 in the Revised Registration Statement. The Fund respectfully declines to include the requested disclosure with respect to Discount Repurchase Offers. However, the Fund has revised the disclosure with respect to Discount Repurchase Offers to clarify that the the Fund reserves the right to modify the procedures for the repurchase of Units for a Discount Repurchase Offer, including to comply with the requirements of the Exchange Act, the rules promulgated thereunder, and any other applicable law.

14.	Comment: Please eliminate the last sentence of the next to last paragraph of this subsection, which describes an action that is not consistent with Rule 13e-4(f)(8)(i). That rule requires that the terms of the offer be the same for all holders of the subject securities, that is, that all security holders be treated the same.

Response: The Fund respectfully declines to revise the disclosure as it believes the disclosure is consistent with the requirements of Rule 13e-4(f)(8)(i). Also, it is common practice that has been allowed by the Staff with other registrants. However, we have clarified the disclosure to provide that the Fund will only reduce the number of units to be repurchased to the extent consistent with the Exchange Act, including the rules thereunder, and any other applicable laws.

Statement of Additional Information

Control Persons and Principal Members, page 32

15.	Comment: Please confirm in your response that no additional shares have been sold since January 31, 2024 and that PG Finance continues to hold all outstanding interests of the Fund.

Response: The Fund confirms that no additional shares have been sold and that PG Finance continues to hold all outstanding interests of the Fund.

Financial Statements

Consolidated Schedule of Investments, page 2

16.	Comment: Please consider moving the costs noted in the presentation above with the acquisition date and the fair value.

Response: The Fund will review and consider the presentation of the cost information (as noted in footnote b) in the Consolidated Schedule of Investments, and it will make any adjustments to future financial reports that it deems necessary.

Note 3. Fair Value Measurements, page 14

17.	Comment: Valuation appears to be NAV as a practical expedient for the various private funds held. In future financial statements, please revise valuation disclosures as necessary, and include any supplemental information required when using NAV as a practical expedient.

Response: The Fund confirms that it does not use NAV as a practical expedient. The valuations of primary and secondary investments are not valued as practical expedients. They are based on the most recent NAV provided in the latest investment partner reporting, and such reporting is typically received with a time lag of 2-3 months. Therefore, the Fund includes adjustments to minimize the gap between the timing of availability and the latest disclosure.

18.	Comment: While the funds are presented as Level 3, other valuation methods would require other disclosures. Please detail in correspondence additional disclosures, such as restrictions on resale/redemptions, the associated time periods and any other disclosures that may be required if NAV as a practical expedient had been used for valuation.

Response: Please see Comment 17 above and the accompanying Response.

Note 5. Management Fees, Incentive Fee and Fees and Expenses of Managers, page 15

19.	Comment: Please confirm whether the expenses waived were voluntary or under the Expense Limitation and Reimbursement Agreement and whether these waivers are subject to recoupment.

Response: Please see Comment 10 above and the accompanying Response.

Note 9. Commitments, page 16

20.	Comment: Please tell us in your response the amount of unfunded commitments by issuer at September 30, 2023. Also, please confirm amounts open as of a more recent date.

Response: The Fund confirms that the unfunded commitments were as follows:

As of September 30, 2023, the unfunded commitments to investments totaled $10.6 million vs. $22.3 million investment NAV.

As of March 31, 2024, the unfunded commitments to investments totaled $23.1 million vs. $80.2 million investment at NAV.

* * * *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at 215-988-2959 or Joshua Lindauer at 212-248-3298.

Sincerely,

/s/ Joshua B. Deringer
Joshua B. Deringer